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September 26, 2012

Ms. Jaime John
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Infrax Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed October 13, 2011
File No. 000-52488

Dear Ms. John,
I am writing in response to your comments dated June 7, 2012 in the above referenced filing.

1.
It is our position that an auditor’s consent is not required for the FYE 6/30/2011 10-K. All stock covered by the registration statement dated November 24, 2009 have been issued. All additional stock which has or may be issued to the Employees and Consultants Stock Compensation Plan in the future will be subject to a new registration statement.

2.	Our consolidated statement of stockholders’ equity has been amended to provide “as restated.”

3.	Our certifications have been separated out to be filed as exhibits, and are currently dated by the appropriate individuals.

Please advise whether you have additional comments. Otherwise we will proceed with filing our amended 10-K.

Sincerely,

Sam Talari
/s/ Sam Talari